Exhibit 3.5

SJW GROUP

AMENDMENT TO BYLAWS

ARTICLE VII

CERTAIN GOVERNANCE MATTERS.

1. Definitions. The following definitions shall apply to this Article VII and as otherwise applicable in these Bylaws:

(a) The term “Continuing CTWS Directors” means the five (5) individuals on the Board of Directors who were directors of Connecticut Water Service, Inc. immediately prior to the Effective Time, and their replacement directors who take office after the Effective Time as a result of being nominated or appointed to the Board of Directors in accordance with this Article VII.

(a) The term “Continuing SJW Directors” means the seven (7) individuals on the Board of Directors who were directors of the Corporation immediately prior to the Effective Time, and their replacement directors who take office after the Effective Time as a result of being nominated or appointed to the Board of Directors in accordance with this Article VII.

(b) The term “Effective Time” means [                ].1

(c) The term “Nomination of Directors Policies” means the Corporation’s Amended and Restated Policies and Procedures of the Nominating & Governance Committee for Nominations for Director, as approved by the Board of Directors on November 15, 2016, as it may be further amended from time to time.

2. Composition of the Board.

(a) From and after the Effective Time until the termination of the term of office that commences upon the close of the annual stockholder meeting at which directors of the Corporation are elected during the calendar year ended December 31, 2020, unless otherwise determined by the affirmative vote of at least seventy-five percent (75%) of the entire Board of Directors, the Board of Directors shall be comprised of twelve (12) directors, of which seven (7) directors will be the Continuing SJW Directors and five (5) directors will be the Continuing CTWS Directors.

[1]	To be the Closing Date of the Merger as determined pursuant to the Merger Agreement.

(b) Unless otherwise determined by the affirmative vote of at least seventy-five percent (75%) of the entire Board of Directors, in connection with each annual or special stockholder meeting at which directors of the Corporation are elected, from and after the Effective Time until December 31, 2020, (i) the Continuing SJW Directors shall have the exclusive power and authority to nominate, on behalf of the Board of Directors, directors for election to fill each board seat held by the Continuing SJW Directors and (ii) the Continuing CTWS Directors shall have the exclusive power and authority to nominate, on behalf of the Board of Directors, directors for election to fill each board seat held by the Continuing CTWS Directors, subject, in the case of each of (i) and (ii), to each such nominee having the qualifications required of directors by the Nomination of Directors Policies. For the avoidance of doubt, nothing in these Bylaws shall prohibit a Continuing CTWS Director or a Continuing SJW Director from continuing to serve on or be nominated for election to the Board of Directors following December 31, 2020.

(c) The Corporation shall use its best efforts to obtain the election of the nominees and re-election, as applicable, of the Continuing SJW Directors and the Continuing CTWS Directors by the stockholders of the Corporation. The Corporation shall not call a special meeting in which the removal of any Continuing CTWS Director would be proposed (other than as required pursuant to a valid shareholder action under Section 141 of the DGCL and Section 4 of Article I of these Bylaws).

3. Vacancies. From and after the Effective Time until the termination of the term of office that commences upon the close of the annual stockholder meeting at which directors of the Corporation are elected during the calendar year ended December 31, 2020, unless otherwise determined by the affirmative vote of at least seventy-five percent (75%) of the entire Board of Directors, (i) all vacancies on the Board of Directors created by the cessation of service of a Continuing SJW Director shall be filled by a nominee or appointee selected by the Continuing SJW Directors, and the Continuing SJW Directors shall have the exclusive power and authority of the Board of Directors to fill all such vacancies, and (ii) all vacancies on the Board of Directors created by the cessation of service of a Continuing CTWS Director shall be filled by a nominee or appointee selected by the Continuing CTWS Directors, and the Continuing CTWS Directors shall have the exclusive power and authority of the Board of Directors to fill all such vacancies, subject, in the case of each of (i) and (ii), to each such nominee having the qualifications required of directors by the Nomination of Directors Policies.

4. Lead Independent Director; President of New England Region and Connecticut Subsidiary.

(a) From and after the Effective Time until December 31, 2020, unless otherwise determined by the affirmative vote of at least seventy-five percent (75%) of the entire Board of Directors, the Continuing CTWS Directors shall be delegated the Board’s authority to select the Lead Independent Director from among the Continuing CTWS Directors. Any Continuing CTWS Director selected to be the Lead Independent Director shall qualify as independent under the applicable standards of the New York Stock Exchange and the policies of the Corporation. For the avoidance of doubt, nothing in these Bylaws shall prohibit a Continuing CTWS Director from continuing to serve as the Lead Independent Director following December 31, 2020.

(b) From and after the Effective Time until December 31, 2020, unless otherwise determined by the affirmative vote of at least seventy-five percent (75%) of the entire Board of Directors, the Chief Executive Officer of CTWS as of the Effective Time shall continue as President of the New England Region and Connecticut Subsidiary. For the avoidance of doubt, nothing in these Bylaws shall prohibit such person from continuing to serve as President of New England Region and Connecticut Subsidiary following December 31, 2020.

5. Amendments. From and after the Effective Time until December 31, 2020, the provisions of this Article VII (including, for the avoidance of doubt, this Section 5) may be amended or repealed, and any Bylaw provision or other resolution inconsistent with this Article VII may be adopted, only by the affirmative vote of at least seventy-five percent (75%) of the entire Board of Directors. In the event of any inconsistency between any other provision of these Bylaws and any provision of this Article VII, the provisions of this Article VII shall control. After December 31, 2020, this Article VII shall automatically and without further action by the Board of Directors, the Corporation or any other person become void and be of no further force and effect. The Corporation shall not, directly or indirectly, support any proposal, take any action, or omit to take any action that would, in any case, be inconsistent with this Article VII, including without limitation any inconsistent amendment to the Nomination of Directors Policies.